SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)

PENSON WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

709600 10 0

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

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CUSIP No. 709600 10 0	13G/A

(1)	Name of reporting persons I.R.S. Identification No. of Above Persons (entities only) Joseph Kelly Gray
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 1,790,635
(7) Sole dispositive power 0
(8) Shared dispositive power 1,790,635
(9)	Aggregate amount beneficially owned by each reporting person 1,790,635
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row 9 6.4%
(12)	Type of reporting person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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AMENDMENT NO. 5 TO SCHEDULE 13G

This Amendment No. 5 to Schedule 13G (the “Amendment”) is being filed with the Securities and Exchange Commission as an amendment to that certain Schedule 13G filed on February 13, 2007 (the “13G”) as amended by Amendment No. 1 filed on February 13, 2008, by Amendment No. 2 filed on February 17, 2009, by Amendment No. 3 filed on February 10, 2010 and by Amendment No. 4 filed on February 11, 20111 on behalf of J. Kelly Gray. This Amendment relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of Penson Worldwide, Inc., a Delaware corporation, owned by Mr. Gray through the Gray Family 1999 Investment Trust (the “Trust”), for which Mr. Gray serves as trustee, KG Asset Management Ltd. (“KG”), for which Mr. Gray serves as President of its general partner, KG Asset Management GP LLC (“KG GP”), and Service Lloyds Insurance Company (“Service Lloyds”), for which he serves as Chairman, President and Chief Executive Officer.

Item 4 of the 13G is hereby amended and restated to read as follows.

Item 4 Ownership.

(a)	Mr. Gray beneficially owns 1,790,635 Common Shares.

(b)	Mr. Gray is the beneficial owner of 6.4% of the outstanding Common Shares.

(c)	Mr. Gray has the shared right to vote and dispose of 1,790,635 Common Shares as trustee of the Trust, President of KG GP and Chairman, President and Chief Executive Officer of Service Lloyds.

The filing of this Amendment shall not be construed as an admission that Mr. Gray is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 752,711 Common Shares owned by the Trust and Service Lloyds. Pursuant to Rule 13d-4, Mr. Gray disclaims all such beneficial ownership except to the extent of his pecuniary interest.

[1]	Mr. Gray’s beneficial ownership was incorrectly stated on Amendment No. 4. Mr. Gray’s beneficial ownership as of December 31, 2010 was 1,707,620 Common Shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2012[2]

/s/ J. Kelly Gray
Joseph Kelly Gray

[2]	The reporting person failed to timely file this Schedule 13G Amendment due to the reporting person’s belief that no filing was necessary.

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